Mail Stop 4561
      September 27, 2005

Michael J. Brown
Chairman and Chief Executive Officer
4601 College Boulevard
Suite 300
Leawood, Kansas 66211


      Re:	Euronet Worldwide, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		File No. 001-31648

Dear Mr. Brown:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004:

Notes to the Financial Statements

Note 3 - Summary of Significant Accounting Policies and Practices, page 66

(n) Stock-based compensation

1. Please tell us whether your options which have accelerated vesting are fixed or variable.


Note 4 - Acquisitions, page 67

2. You have made several acquisitions during 2003 and 2004 which involve the future release of common stock subject to certain performance criteria. Please tell us for each of your acquisitions what the performance criterion is and whether it is based on earnings, security prices or both. Specifically address your acquisitions of Precept, EPS, CPI and AIM.

3. Please tell us whether the amounts of contingent consideration
(shares of common stock) were determinable at the date of acquisition. Specifically address your acquisitions of Precept, EPS,
CPI and AIM.

4. On page 67, you state that you have released a portion of common shares from escrow in relation to your purchase of Precept. However, this release did not occur until 2005. Please tell us how you determined it to be appropriate to include the full consideration of common stock as part of your initial purchase price allocation. It appears that such stock is contingent consideration which should not be recorded until after the contingency has been resolved. Refer to paragraph 27 of FASB 142.

5. Please tell us how you account for the earn-outs given in connection with your acquisitions of EPS, CPI, Movilcarga, Transact and AIM. Specifically address the impact when completing the initial purchase price allocation and the subsequent accounting for such earn-outs, as applicable. Please cite authoritative guidance and explain the basis for your conclusions.

6. Please tell us how you accounted for the additional investment rights granted to Fletcher on the date of grant and upon exercise and what "could be exercised on a `net settlement basis`" means.
Please
cite the authoritative guidance used.

Note 12 - Debt Obligations, page 78

7. Please tell us how you accounted for the $140 million of 1.625% contingently convertible senior debt. Please specifically address the accounting implications of the debt, the deferred amortization fees of $4.4 million, the five year put option and the contingent interest citing the authoritative guidance used.

8. You state that the debt is convertible into common stock if certain conditions are met. Please tell us what the thresholds are and how you account for the conversion feature associated with the debt.



Note 14 - Gain on Disposition of U.K ATM Network, page 80

9. You state that you have allocated $4.5 million of the total sales proceeds to your services agreement with Bridgeport. Please tell us how you determined such treatment to be appropriate. Tell us if the services to be provided constitute contingent consideration as part of the sale or whether the agreement is separate from the sale. Please cite authoritative guidance.

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.












      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Nancy Maloney Staff Accountant at (202) 551-3427 or me at (202) 551-3490 if you have questions.

   							Sincerely,



Donald Walker
Senior Assistant Chief Accountant




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Michael J. Brown
Euronet Worldwide, Inc.
September 27, 2005
Page 4